UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098003106

(CUSIP Number)

Michael O. Sanderson
c/o Bonds.com Group, Inc.
529 5th Avenue
New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

CUSIP No.: 098003106

1. Name of reporting persons: Michael O. Sanderson

2. Check the appropriate box if a member of group (a) ☐ (b) ☐

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person

7. Sole Voting Power 10,529,6051

8. Shared Voting Power

9. Sole Dispositive Power 10,529,6051

10. Shared Dispositive Power

11. Aggregate amount beneficially owned by the reporting person: 10,529,6051

12. Check if the aggregate amount in row (11) excludes certain shares ☐

13. Percent of class represented by amount in row (11): 9.19%

14. Type of reporting person: IN

______________

1    Of the 10,529,605 shares of common stock, par value $0.0001 per share (the “Common Stock”), reported in this Schedule 13D, (a) 266,666 represent issued and outstanding shares of Common Stock owned directly by the Reporting Person, and (b) 10,262,945 represent shares the Reporting Person has the right to acquire upon the exercise of a non-qualified stock option for an exercise price of $0.075 per share, which was granted to the Reporting Person by Bonds.com Group, Inc. on July 14, 2011 (the “Sanderson Stock Option”).  The Sanderson Stock Option is exercisable for up to an aggregate of 41,051,780 shares of Common Stock, of which 25% (or 10,262,945 shares of Common Stock) were vested immediately upon grant and 75% (or 30,788,835 shares of Common Stock) vest in equal quarterly installments over a period of four years (none of which will vest within 60 days of the date of this Schedule 13D).  The Sanderson Stock Option expires on July 14, 2018.  The exercise price per share pursuant to the Sanderson Stock Option is $0.075.  The Sanderson Stock Option was granted to the Reporting Person in the form incorporated by reference as Exhibit 1 hereto and contains provisions with respect to accelerated vesting and termination upon the termination of the Reporting Person’s employment under various circumstances.

CUSIP No.: 098003106

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of Bonds.com Group, Inc. (the “Issuer”), whose principal executive offices are located at 529 5th Avenue, 8th Floor, New York, New York 10017.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Michael O. Sanderson (the “Reporting Person”).

(b)	The business address of the Reporting Person is: c/o Bonds.com Group, Inc. 529 5th Avenue, 8th Floor New York, New York 10017

(c)
The Reporting Person is the Chief Executive Officer and Co-Chairman of the Board of Directors of the Issuer.  The Issuer’s principal business is financial services and its address is 529 5th Avenue, 8th Floor, New York, New York 10017.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person previously used personal funds to make a loan to a holder of shares of Common Stock.  266,660 shares of Common Stock held by such borrower were pledged as security for the loan.  On May 16, 2011, the Reporting Person acquired those shares upon foreclosure on that pledge.

Additionally, on July 14, 2011, the Issuer granted the Reporting Person a non-qualified stock option (the “Sanderson Stock Option”).  The Sanderson Stock Option is exercisable for up to an aggregate of 41,051,780 shares of Common Stock, of which 25% (or 10,262,945 shares of Common Stock) were vested immediately upon grant and 75% (or 30,788,835 shares of Common Stock) vest in equal quarterly installments over a period of four years.  The Sanderson Stock Option expires on July 14, 2018.  The exercise price per share pursuant to the Sanderson Stock Option is $0.075.  The Sanderson Stock Option was granted to the Reporting Person in the form incorporated by reference as Exhibit 1 hereto and contains provisions with respect to the accelerated vesting and termination of the options upon the termination of the Reporting Person’s employment under various circumstances.

CUSIP No.: 098003106

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.  The Reporting Person acquired 266,660 shares of Common Stock upon foreclosure of a pledge in connection with a loan to another stockholder of the Issuer.  The Issuer granted to the Reporting Person the Sanderson Stock Option pursuant to his employment agreement with the Issuer.

The Reporting Person is the Chief Executive Officer and Co-Chairman of the Board of the Issuer and, as such, may be involved from time to time on behalf of the Issuer in the consideration of matters specified in Item 4 of Schedule 13D.  The Reporting Person intends to review his investment in the Issuer from time to time and, depending upon market conditions and other factors that the Reporting Person may deem material in making his investment decision, the Reporting Person may exercise the vested options, purchase Common Stock in open market or private transactions, sell all or any portion of the Common Stock hereafter acquired by the Reporting Person, either in open market or private transactions, or take other steps to increase, decrease or hedge his investment in the Issuer.

Except as described above, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, 10,529,605 shares of Common Stock may be deemed beneficially owned by the Reporting Person.  Such shares represent approximately 9.19% of the issued and outstanding shares of Common Stock (assuming the issuance of the shares of Common Stock beneficially owned by the Reporting Person).  The Reporting Person has the right to acquire such shares within 60 days from the date of this Statement upon the exercise of a non-qualified stock option.

(b)
The Reporting Person has sole power to vote the shares of Common Stock beneficially owned by him, and the Reporting Person has the sole power to dispose, or direct the disposition of, the shares of Common Stock beneficially owned by him.

(c)
Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity controlled by the Reporting Person or any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 above is incorporated herein by reference.

CUSIP No.: 098003106

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.
Form of Notice and Stock Option Agreement Pursuant to Bonds.com Group, Inc. 2011 Equity Plan (incorporated by reference to Exhibit 10.19 to Bonds.com Group, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 8, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 2011	/s/Michael O. Sanderson
Michael O. Sanderson